Exhibit 1
8th June 2008
Mr. Paul J. Severino, Director
Sonus Networks Inc.
7 Technology Park Drive
Westford, MA 01886
Via Electronic Mail
Dear Paul,
Thank you again for meeting with Derek Sheeler and me last Tuesday and for the call yesterday. We have appreciated the opportunity to talk about Sonus Networks with you and specifically how best to unlock the company’s tremendous potential. Thank you also for agreeing to relate our conversations to the rest of the Board. To assist you as you convene with the other Board members, we thought it might be helpful to capture the key points at this stage:
1.	Legatum, through its affiliates, has been a stockholder in Sonus for over two years, and we currently own 25% of the company.

2.	Over the past two years, Legatum has been a quiet and supportive stockholder even through a series of operational failures, accounting debacles and shareholder lawsuits, which together have driven the stock to near 5-year lows.

3.	During this time Legatum representatives met with management, specifically Mr. Hassan Ahmed and Ms. Jocelyn Philbrook, several times. At each meeting we politely raised concerns and made recommendations relating both to long term strategy and immediate operational issues. Unfortunately our recommendations were seemingly ignored as none were implemented and we never received any follow up or response from management.

4.	On May 14, we again met with Mr. Ahmed and Ms. Philbrook and gave them a presentation dated the same date which we understand was subsequently given to the Board. In the presentation we raised 5 key issues which we believe are holding the company back. We also offered a 4-point plan to address these issues. We made it clear in the meeting that we expected a point-by-point response from the Board to our plan within a one week timeframe. One day late, we received a one-page letter from Mr. Ahmed which failed to address the issues we raised.

5.	On May 16, two days after our meeting with Mr. Ahmed and Ms. Philbrook, the company hired Dr. Nottenburg as the new CEO. We welcome the separation of the Chairman and CEO roles. Like many other stockholders we have several questions about the choice for CEO and the level of executive management of the Chairman going forward. However, we intend to keep an open mind until we hear Dr. Nottenburg’s plan to turn Sonus around and see the results of his leadership over the critical next few months.

LEGATUM LIMITED LEVEL 9, CONVENTION TOWER 71082 DUBAI, UAE	TELEPHONE +971 4 317 5800 FACSIMILE +971 4 317 5811 WWW.LEGATUM.COM

6.	While there has been a change in the CEO, the other issues we raised remain unaddressed by the Board. Mr. Ahmed’s letter and cover note implied that we would have to wait for an indeterminate amount of time for a response, until Dr. Nottenburg “is on board”. This is unacceptable as the decision regarding whether to welcome two Legatum nominees on the Board has nothing to do with the CEO, rather it is entirely the purview of the Board. This is also the case with regard to whether or not to improve the corporate governance profile of the company. The Board does not need to ask Dr. Nottenburg whether we should improve corporate governance, this is something that can and should be done now.

7.	The issues raised in our May 14 presentation are of immediate commercial importance to the company, and as such deserve to be addressed promptly. Our preference is to work with the Board to make this happen in a cooperative and constructive manner.

8.	To move forward, Legatum now calls on the Board to accept a number of Legatum nominees to the Board that reflects our proportional ownership of the company before the Annual Meeting on June 20. As of today, this would be two members. We would expect our representation to remain proportional going forward. We will then work with the Board to address the issues we have raised along with the other strategic and operational issues facing the company.

9.	We understand that the Board has a process for reviewing candidates. However, this is a process established by the Board and not law and is therefore within the Board’s discretion to modify. Nevertheless, we respect your desire to act in accordance with your process and are happy to submit our nominees for review, so long as the process is both quick and fair. Yesterday you implied that our candidates would need to sign NDAs and/or other documents which other directors, even those holding stock in the company, are not required to sign. Such discrimination could not be considered fair or in line with the existing process. We would understand, however, an approach whereby our nominees would enjoy the same rights and be bound by the same restrictions that currently apply to other directors.

10.	We would request that the Board reconsider its decision to only consider one nominee from Legatum. Once we have this confirmation, we can move rapidly to advance discussions with our potential nominees. Simultaneously we would discuss our nominees with the Board and start the nomination and approval process.

11.	Given the impending Annual Meeting, we would request the Board’s confirmation prior to June 11 that it will give due consideration to our two nominees so that we can plan accordingly. Any delay will make it increasingly difficult to solidify commitments from our potential nominees and complete the process prior to the Annual Meeting.

12.	Finally, as we have stated previously, Legatum has a sincere desire to work alongside the Board and will continue to do so as long as we are confident that we are all working for the best interests of the company and its stockholders. If the issues we have raised are not able to be resolved in a satisfactory manner we will have no choice but to bring them directly to the other stockholders and are prepared to do so.

I hope this is helpful as a framework for your discussions with the other Board members. As we discussed, we do hope that we will have the opportunity to work closely together to turn Sonus around, restore credibility and re-position the company amongst employees, customers, stockholders and the investment community as the great company it can be.
We are available and more than happy to discuss these issues with you and the other directors at a mutually convenient time.
Yours sincerely,
LEGATUM LIMITED
/s/ Mark Stoleson
Mark Stoleson
President

Cc:	The Board of Directors of Sonus Networks Inc.
Mr. Hassan J. Ahmed, Chairman and CEO
Mr. Charles Gray, Esq.